Exhibit 23.03

Consent of Independent Registered Public Accounting Firm

The Members
Clearway Energy LLC:

We consent to the use of our report dated February 28, 2019, with respect to the consolidated balance sheets of Clearway Energy LLC as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements) incorporated by reference herein on the registration statement on Form S-4 to register $600,000,000 of 5.750% Senior Notes due 2025 and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 28, 2019 on the consolidated financial statements refers to a change in accounting principle, Clearway Energy LLC’s adoption of Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Philadelphia, PA
August 6, 2019